Exhibit 21.1

Subsidiaries of Blaize Holdings, Inc.

Subsidiary	Jurisdiction of Incorporation
Blaize, Inc.	Delaware
Blaize New Computing Technologies India Private Limited	India
Blaize Technologies Philippines, Inc.	Philippines
Blaize U.K. LTD	England